UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

1759 Purdy Avenue, Suite 300

Miami Beach, Florida 33139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-236949) and Form F-10 (File No. 333-291669).

This Form 6-K/A is being filed solely to correct the registrant’s address of principal executive offices listed on the cover page of a Form 6-K (the "Original Form 6-K"), filed with the Securities and Exchange Commission on May 1, 2026. No other changes have been made and this Form 6-K/A speaks as of the date of the Original Form 6-K and does not otherwise modify or update in any way disclosures made in the Original Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2026 (previously filed with the original Form 6-K and incorporated by reference to Exhibit 99.1 to the Form 6-K of GFL Environmental Inc. filed on May 1, 2026)
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2026 (previously filed with the original Form 6-K and incorporated by reference to Exhibit 99.2 to the Form 6-K of GFL Environmental Inc. filed on May 1, 2026)
99.3	Certification of Chief Executive Officer (previously filed with the original Form 6-K and incorporated by reference to Exhibit 99.3 to the Form 6-K of GFL Environmental Inc. filed on May 1, 2026)
99.4	Certification of Chief Financial Officer (previously filed with the original Form 6-K and incorporated by reference to Exhibit 99.4 to the Form 6-K of GFL Environmental Inc. filed on May 1, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
Date: May 5, 2026	Title:	Executive Vice President and Chief Legal Officer